82-1680

02015262

SUPPL

FORM 51-901F

Quarterly Report

Incorporated as part of: X **Schedule A**

X **Schedule B & C**
(place x in appropriate category)

RECEIVED FEB 14 2002 143

ISSUER DETAILS:

NAME OF ISSUER	**DALMATIAN RESOURCES LTD.**
ISSUER ADDRESS	**SUITE 1360 – 605 ROBSON STREET**
	VANCOUVER, BC, V6B 5J3
CONTACT PERSON	**WAYNE MILLER**
CONTACT'S POSITION	**PRESIDENT**
CONTACT TELEPHONE NUMBER	**(604) 684-6535**
FOR QUARTER ENDED	**NOVEMBER 30, 2001**
DATE OF REPORT	**JANUARY 30, 2002**

PROCESSED FEB 25 2002 THOMSON FINANCIAL

CERTIFICATE:

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder that requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B and C.

Wayne Miller	"Wayne Miller"	January 30, 2002
Name of director	**Signature**	**Date signed**
Ted Burylo	"Ted Burylo"	January 30, 2002
Name of director	**Signature**	**Date signed**

dw 2/21

Dalmatian Resources Ltd.

Quarterly Financial Statements
For The Nine Months Ended November 30, 2001
(Unaudited)

DALMATIAN RESOURCES LTD.
Balance Sheets
(Unaudited)
(Canadian Dollars)

	November 30, 2001	February 28, 2001
ASSETS		
Current		
Cash	$ 26,263	$ 6,358
Accounts receivable	5,182	2,966
Mining exploration tax receivable	-	10,835
	31,445	20,159
Term deposits	-	10,138
Capital assets (note 3)	1,006	-
Resource properties (note 4)	169,247	1,775,046
	$ 201,698	$ 1,805,343
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 61,406	$ 45,673
Loans payable	17,675	31,000
Due to related parties	47,799	47,374
	126,880	124,047
SHAREHOLDERS' EQUITY		
Share capital (note 5)	2,792,230	2,792,230
Private placement (note 5)	235,000	-
Deficit	(2,952,412)	(1,110,934)
	74,818	1,681,296
	$ 201,698	$ 1,805,343

Approved by the Directors:

"Wayne Miller"

"Ted Burylo"

See accompanying notes to the financial statements.

DALMATIAN RESOURCES LTD.
Statements of Deficit
(Unaudited)
(Canadian Dollars)

	Nine months ended November 30, 2001	2000
Deficit, beginning of period	$ (1,110,934)	$ (996,935)
Net loss	(1,841,478)	(69,511)
Deficit, end of period	$ (2,952,412)	$ (1,066,446)

See accompanying notes to the financial statements.

DALMATIAN RESOURCES LTD.
Statements of Operations
(Unaudited)
(Canadian Dollars)

	Three months ended November 30, 2001	Three months ended November 30, 2000	Nine months ended November 30, 2001	Nine months ended November 30, 2000
Expenses				
Administrative fees	$ 12,000	$ -	$ 12,000	$ -
Amortization	42	-	128	-
Filing fees	2,500	218	4,062	3,833
Interest and bank charges	258	85	744	295
Legal and audit fees	2,320	-	8,091	416
Management and consulting fees	1,000	21,000	16,000	45,200
Office and miscellaneous	1,315	2,340	8,070	3,081
Professional fees	-	-	-	9,941
Rent	3,000	-	3,000	-
Telephone	612	250	1,020	1,150
Transfer agent fees	1,244	1,631	5,807	5,181
Travel and promotion	101	-	401	720
Less: interest income	(199)	(205)	(815)	(306)
Loss before other item	(24,193)	(25,319)	(58,508)	(69,511)
Other item				
Write-down of mineral properties	(1,782,970)	-	(1,782,970)	-
Loss	$ (1,807,163)	$ (25,319)	$ (1,841,478)	$ (69,511)
Basic loss per share	$ (0.17)	$ (0.002)	$ (0.18)	$ (0.007)
Diluted loss per share (note 6)	$ (0.17)	$ (0.002)	$ (0.18)	$ (0.007)
Weighted average number of common shares outstanding	10,532,184	10,344,184	10,532,184	10,009,591

See accompanying notes to the financial statements.

DALMATIAN RESOURCES LTD.
Statements of Cash Flows
(Unaudited)
(Canadian Dollars)

Cash provided by (used for):	Three months ended November 30, 2001	Three months ended November 30, 2000	Nine months ended November 30, 2001	Nine months ended November 30, 2000
Operating activities				
Loss	$ (1,807,163)	$ (25,319)	$ (1,841,478)	$ (69,511)
Items not involving cash:				
Amortization	42	-	128	-
Write-down of mineral properties	1,782,970	-	1,782,970	-
Changes in non-cash operating working capital items:				
Accounts receivable	(1,601)	3,268	(2,216)	(1,820)
Mining exploration tax receivable	-	-	10,835	-
Prepaid expenses	-	20,769	-	(6,160)
Accounts payable and accrued liabilities	11,811	(3,268)	15,733	(108,796)
	(13,941)	(4,550)	(34,028)	(186,287)
Financing activities				
Due to related parties	2,048	6,750	13,425	12,999
Advance on subscriptions	-	5,000	-	-
Loans payable	8,675	-	13,675	-
Private placement proceeds	195,000	-	195,000	-
Common shares issued for cash	-	-	-	271,448
	205,723	11,750	222,100	284,447
Investing activities				
Redemption of term deposits	10,138	-	10,138	-
Purchase of capital assets	-	-	(1,134)	-
Expenditures on mineral properties	(7,426)	(5,081)	(7,926)	(109,891)
Expenditures on oil and gas properties	(169,245)	-	(169,245)	-
	(166,533)	(5,081)	(168,167)	(109,891)
Increase (decrease) in cash	25,249	2,119	19,905	(11,731)
Cash, beginning of period	1,014	9,591	6,358	23,441
Cash, end of period	$ 26,263	$ 11,710	$ 26,263	$ 11,710
Supplementary Cash Flow Information:				
Due to related parties converted to share capital	$ 13,000	$ -	$ 13,000	$ -
Loans payable converted to share capital	$ 27,000	$ -	$ 27,000	$ -

See accompanying notes to the financial statements.

1. Nature of Operations

The Company is a public company incorporated under the Company Act, British Columbia. Its shares are listed on the Canadian Venture Exchange. The principal business of the Company is to explore for and develop natural resource properties.

The recoverability of amounts shown as oil and gas property is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete the development, and future profitable production from the property or proceeds from disposition.

These financial statements have been prepared on a going concern basis which assumes the Company will be able to realize assets and discharge liabilities in the normal course of operations. As at November 30, 2001, the Company had a working capital deficiency and the Company has had a history of losses. The ability of the Company to continue as a going concern is dependent upon the Company obtaining financing to settle outstanding debts, provide working capital and to fund future business opportunities.

2. Significant Accounting Policies

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principals and they follow the same accounting policies and methods that were used in the Company's annual financial statements of February 28, 2001 except for the following items:

a) Effective March 1, 2001, the Company has adopted the new accounting recommendation of the Canadian Institute of Chartered Accountants relating to the presentation of interim financial statements (CICA Handbook Section 1751). The new standards will require the Company to report the following statements:

   i) a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;

   ii) statements of operations for the current interim period and cumulatively for the current fiscal year to date, with comparative statements for the comparable interim periods (current and year to date) of the immediately preceding fiscal year;

   iii) a statement of deficit cumulatively for the current fiscal year to date, with a comparative statement for the comparable year to date period of the immediately preceding fiscal year; and

   iv) cash flow statements for the current interim period and cumulatively for the current fiscal year to date, with comparative statements for the comparable interim periods (current and year to date) of the immediately preceding fiscal year.

(Canadian Dollars)

2. Significant Accounting Policies (cont'd)

b) Effective March 1, 2001, the Company has adopted the new accounting recommendation of the Canadian Institute of Chartered Accountants relating to the computation, presentation and disclosure of earnings per share (CICA Handbook Section 3500). Under the new standards, basic earnings per common share is computed by dividing earnings by the weighted average number of common shares outstanding during the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options, warrants and other dilutive instruments.

c) Capital assets and amortization

Capital assets are recorded at cost and amortized over the estimated useful lives of the assets on the following basis:

Computer equipment	30% declining balance per annum

The Company periodically evaluates the recoverability of its capital assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less that its carrying amount.

d) Oil and gas property

The Company follows the full-cost method of accounting for costs of oil and gas properties whereby all costs relating to exploration and development of petroleum and natural gas are capitalized. Such costs by area of interest include geological and geophysical expenditures, land acquisition costs and costs of drilling productive and non-productive wells and general and administrative costs directly related to exploration and development activities.

When and if production is attained, these costs are depleted using the units of production method based upon estimated proven recoverable reserves. The company applies a ceiling test in respect of producing properties to determine that the capitalized costs of producing properties will be recovered from estimated net future revenues from the production of proved reserves at year-end oil and gas prices. No gains or losses are ordinarily recognized upon the sale or disposition of oil and gas properties within a specified area of interest, except under circumstances which result in a major disposal of assets or a sale or abandonment of an entire area of interest.

3. Capital Assets

	February 28, 2001	Additions/ (Disposals)	November 30, 2001	Net Book Value
Computer equipment	$ -	$ 1,134	$ 1,134	$ 1,048

(Canadian Dollars)

4. Resource Properties

i) Mineral properties

a) TAY Group, British Columbia

The British Columbia mineral properties are comprised of a contiguous group of mineral claims known as the TAY A Group and the TAY B Group, located in the Alberni Mining Division, Province of British Columbia.

The Company is in the process of determining the future of the project and accordingly has written down the deferred costs of the property to $1. See Schedule of Resource Properties.

b) San Fabian, Philippines

The Company has an option to acquire a 100% direct equity interest in Copper Valley, Inc. which holds a mining rights agreement for the San Fabian property in Nueva Visqaya Province, Philippines. The ownership of the San Fabian property is currently in dispute.

The Company is in the process of determining the future of the project and accordingly has written down the deferred costs of the property to $1. See Schedule of Resource Properties.

ii) Oil and gas properties

On September 9, 2001, the Company entered into a farm-out agreement with Knight Petroleum Corp. for the drilling of an initial test well on the Lagarde lands in Northeastern British Columbia. The Company funded 15% of the drilling and completion of the initial test well. The terms of the farm-out agreement results in the Company having a 13.5% before payout working interest and a 6.75% after payout working interest in the initial test well and a 6.75% working interest in the Lagarde lands. The initial test well is also subject to a 15% royalty until payout. See Schedule of Resource Properties.

During the third quarter ended November 30, 2001, drilling of the initial test well on the Lagarde lands was completed. It was determined that the test well would be uneconomic on a stand-alone basis. The Company is in the process of assessing the overall prospects of the project. Management is of the opinion that the exploration potential of the overall project has not been impaired. Should future exploration or assessment results indicate impairment, the carrying value of the costs to date will be written down to estimated recoverable value upon such determination.

5. Share Capital

At an Extraordinary General Meeting held on November 22, 2001, shareholders of the Company approved a 3 old for 1 new share consolidation and a name change to Enwest Ventures Corp. The Company is currently seeking Canadian Venture Exchange (CDNX) approval to the consolidation and name change.

5. Share Capital (cont'd)

In addition, the Company has negotiated a non-brokered private placement in the amount of $235,000. These funds will be raised by the Company issuing a total of 541,667 non-flow through units at a post consolidated price of $0.12 per unit and a total of 1,416,666 flow through units at a post consolidated price of $.12 per unit. Each non-flow through unit is comprised of one post consolidated common share and one non-transferable share purchase warrant entitling the holder to purchase one additional post consolidated common share of the Company at a price of $0.12 for two years. Each flow through unit is comprised of one post consolidated flow through common share and one non-transferable share purchase warrant entitling the holder to purchase one additional post consolidated flow through common share of the Company at a price of $0.12 for two years.

The closing of the private placement is conditional on receiving CDNX approval to the consolidation and CDNX approval to the private placement.

6. Loss Per Share

Under the new standard of computing loss per share, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options, warrants and other dilutive instruments. Under the treasury stock method, only "in the money" dilutive instruments impact the diluted calculations. When the Company reports a loss, dilutive loss per share is not calculated as it would be anti-dilutive.

DALMATIAN RESOURCES LTD.
Schedule of Resource Properties
(Unaudited)
(Canadian Dollars)

	TAY Group	San Fabian	Lagarde	Total
Property acquisition costs				
Balance at February 28, 2001	$ 67,500	$ 91,627	$ -	$ 159,127
Write down of mineral properties	(67,499)	(91,626)	-	(159,125)
Balance at November 30, 2001	1	1	-	2
Deferred exploration costs				
Balance at February 28, 2001	1,570,402	45,517	-	1,615,919
Advances for exploration	-	-	32,857	32,857
Drill and case	-	-	104,550	104,550
Completion	-	-	31,838	31,838
Geology	-	7,926	-	7,926
Write down of mineral properties	(1,570,402)	(53,443)	-	(1,623,845)
Balance at November 30, 2001	-	-	169,245	169,245
Total resource property costs	$ 1	$ 1	$ 169,245	$ 169,247

DALMATIAN RESOURCES LTD.
Schedule B
November 30, 2001

1. Analysis of expenses and deferred costs

Please see the financial statements for the following:

- Schedule of Resource Properties

2. Related party transactions

- The Company paid management fees of $15,000 to the president of the Company.
- The Company paid the secretary of the Company $2,500 for services provided to the Company.
- The president of the Company is owed $47,799. The amount owing does not bear interest and there are no terms of repayment.

3. a) Securities issued during the period

None

b) Options granted during the period

None

4. a) Authorized share capital

100,000,000 common shares with no par value

b) Issued and outstanding share capital

10,532,184 common shares at a recorded value of $2,792,230

c) Options, warrants and convertible securities

Type of Security	Number	Exercise Price	Expiry Date
Warrants	500,000	$0.18	February 4, 2002
Options	100,000	$0.17	April 28, 2002
Options	350,000	$0.15	February 4, 2005

d) Number of shares subject to escrow or pooling agreements

There are 87,750 shares held in escrow.

5. Directors and officers of the Company

Wayne Miller	Director and President
Ted Burylo	Director
Lee Thomas Downs	Director
Jack Somerville	Director
Julie Mandziuk	Secretary

DALMATIAN RESOURCES LTD.
Schedule C
Management Discussion

Dalmation Resources Ltd. ("the Company") is a junior natural resource company with two mineral exploration projects and one oil and gas project. The Company is a public company and its shares trade on the Canadian Venture Exchange (CDNX) under the symbol DTN.

Mineral Properties

Port Alberni, British Columbia

The British Columbia mineral properties are comprised of a contiguous group of mineral claims known as the TAY A Group and the TAY B Group, located in the Alberni Mining Division, Province of British Columbia.

The Company is in the process of determining the future of the project and accordingly has written down the deferred costs of the property to $1.

San Fabian, Philippines

The Company has an option to acquire a 100% direct equity interest in Copper Valley, Inc. which holds a mining rights agreement for the San Fabian property in Nueva Visqaya Province, Philippines. The ownership of the San Fabian property is currently in dispute.

During the nine months ended November 30, 2001, the Company spent approximately $8,000 on the property for geological work and is in the process of determining the future of the project. As at November 30, 2001, the Company has written down the deferred costs of the property to $1.

Oil and Gas Property

Lagarde, British Columbia

On September 9, 2001, the Company entered into a Farm-Out agreement with Knight Petroleum Corp. for the exploration of the Lagarde gas exploration project in northeastern, British Columbia. The Company earned a Before Payout Interest (BPO) of 13.5% and an After Payout Interest (APO) of 6.75% in the initial test well and a 6.75% working interest in the Lagarde lands. The Company earned its interest by paying 15% of the drilling, casing and completion costs of an initial test well. This is budgeted to be $169,245.

On November 28, 2001, the Company announced that the test well is uneconomic on a stand-alone basis. The Company is in the process of assessing the overall project prospects.

Operations

The Company reported a loss of $1,841,478 for the nine months ended November 30, 2001. The majority of the loss is attributable to the $1,782,970 write-down of deferred mineral property costs.

The Company reported expenses of $58,508 (2000 - $69,511). The small decrease is mostly attributed to less management fees being paid to the president of the Company in 2001 compared to 2000.
The Company paid a private company $12,000 during the third quarter for administrative and accounting services and paid the same private company $3,000 for rent of office space.

The Company paid management fees of $15,000 to the president of the Company during the nine months ended November 30, 2001.

At November 30, 2001, the company had a working capital deficit of $95,435. The Company does not have any revenue producing assets and is dependent on additional equity or debt financing in order to meet working capital obligations and to participate in new business opportunities.

Consolidation and Name Change

At an Extraordinary General Meeting held on November 22, 2001, shareholders of the Company approved a 3 old for 1 new share consolidation and a name change to Enwest Ventures Corp. The Company is currently seeking CDNX approval to the consolidation and name change.

Financing

The Company has negotiated a non-brokered private placement in the amount of $235,000. These funds will be raised by the Company issuing a total of 541,667 non-flow through units at a post consolidated price of $0.12 per unit and a total of 1,416,666 flow through units at a post consolidated price of $.12 per unit. Each non-flow through unit is comprised of one post consolidated common share and one non-transferable share purchase warrant entitling the holder to purchase one additional post consolidated

common share of the Company at a price of $0.12 for two years. Each flow through unit is comprised of one post consolidated flow through common share and one non-transferable share purchase warrant entitling the holder to purchase one additional post consolidated flow through common share of the Company at a price of $0.12 for two years.

The closing of the private placement is conditional on receiving CDNX approval to the consolidation and CDNX approval to the private placement.

Management Changes

On September 9, 2001, Mr. Ted Burylo joined the Company's Board of Directors.

Investor Relations

Management of the Company replied to shareholder inquiries. The Company has not entered into any formal investor relations contracts or agreements.